TOP TANKERS INC.



                                                                    May 26, 2005


                             TO THE SHAREHOLDERS OF
                                TOP TANKERS INC.


          Enclosed is a Notice of the Annual Meeting of Shareholders of TOP Tankers Inc. (the "Company") which will be held at the Hilton Athens Hotel, 46 Vas. Sofias Avenue, Athens, Greece 115 28 on June 30, 2005 at 11:00AM.

          At this Annual Meeting (the "Meeting"), shareholders of the Company will consider and vote upon proposals (i) to elect Class I Directors to serve until the 2008 Annual Meeting of Shareholders; and (ii) to amend the Articles of Incorporation of the Company to increase its authorized common stock to 100,000,000 shares of common stock.

          You are cordially invited to attend the Meeting in person. Whether or not you plan to attend the Meeting, please sign, date and return as soon as possible the enclosed proxy in the enclosed stamped, self-addressed envelope. If you attend the Meeting, you may revoke your proxy and vote your shares in person.

          IT IS IMPORTANT TO VOTE. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS LISTED IN THE PROXY STATEMENT.


                                                      Very truly yours,


                                                      Evangelos J. Pistiolis
                                                      Chief Executive Officer

--------------------------------------------------------------------------------
    109-111 Messogion Avenue, Politia Centre, Bldg C1, Athens 115 26, Greece
        Tel: (011) (30) (210) 697-8100, Fax: (011) (30) (210) 692-5528,
                               TLX: 22 1547 JOPIGR
                 e-mail: am@toptankers.com - www.toptankers.com

                                TOP TANKERS INC.
                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                                  June 30, 2005


          NOTICE IS HEREBY given that the Annual Meeting of the shareholders of TOP Tankers Inc. (the "Company") will be held on June 30, 2005, at 11:00AM at the Hilton Athens Hotel, 46 Vas. Sofias Avenue, Athens 115 28, Greece, for the following purposes, of which items 1 and 2 are more completely set forth in the accompanying Proxy Statement:

     1. To elect Class I Directors to serve until the 2008 Annual Meeting of Shareholders;

     2. To amend the Articles of Incorporation of the Company to increase its authorized common stock to 100,000,000 shares of common stock; and

     3. To transact other such business as may properly come before the meeting or any adjournment thereof.

          The Board of Directors has fixed the close of business on May 16, 2005 as the record date for the determination of the shareholders entitled to receive notice and to vote at the Annual Meeting or any adjournment thereof.

          IT IS IMPORTANT TO VOTE. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS LISTED ABOVE.

          In the event you decide to attend the meeting, you may revoke your proxy and vote in person.



                                             BY ORDER OF THE BOARD OF DIRECTORS

                                             Eirini Alexandropoulou
                                             Secretary


May 26, 2005
Athens, Greece

                                TOP TANKERS INC.
                            109-111 MESSOGION AVENUE
                                 POLITIA CENTRE

                              ATHENS 115 26, GREECE

                             ----------------------

                                 PROXY STATEMENT
                                       FOR
                         ANNUAL MEETING OF SHAREHOLDERS
                           TO BE HELD ON JUNE 30, 2005

                            ------------------------


                 INFORMATION CONCERNING SOLICITATION AND VOTING


GENERAL

          The enclosed proxy is solicited on behalf of the Board of Directors (the "Board" or the "Directors") of TOP Tankers Inc., a Marshall Islands corporation (the "Company"), for use at the Annual Meeting of Shareholders to be held at the Hilton Athens Hotel, 46 Vas. Sofias Avenue, Athens 115 28, Greece, on June 30, 2005, at 11:00AM, or at any adjournment or postponement thereof (the "Meeting"), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. This Proxy Statement and the accompanying form of proxy are expected to be mailed on or about May 31, 2005, to shareholders of the Company entitled to vote at the Meeting.

VOTING RIGHTS AND OUTSTANDING SHARES

          The outstanding voting securities of the Company on May 16, 2005 (the "Record Date"), consisted of 27,830,990 shares of common stock, par value $0.01 (the "Common Shares"). Each shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held. One or more shareholders representing at least a majority of the total voting rights of the Company present in person or by proxy at the Meeting shall be a quorum for the purposes of the Meeting. The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof. Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual Meeting of Shareholders.

          The Common Shares are listed on the Nasdaq National Market ("Nasdaq") under the symbol "TOPT."

REVOCABILITY OF PROXIES

          A shareholder giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with the Secretary of the Company at the Company's registered office, Politia Centre, 109-111 Messogion Avenue, Athens 115 26, Greece, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

                                  PROPOSAL ONE

                              ELECTION OF DIRECTORS

          The Company currently has seven directors. As provided in the Company's Articles of Incorporation, each Director is elected to serve for a three year term.

          Accordingly, the Board of Directors has nominated Michael G. Docherty and Rob Gibbs, both Class I Directors, for re-election as directors whose term would expire at the 2008 Annual Meeting.

          Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following nominees. It is expected that these nominees will be able to serve, but if before the election it develops that the nominees are unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominees as the current Board of Directors may recommend.

Nominees for Election to the Company's Board of Directors

          Information concerning the nominee for Director of the Company is set forth below:

         Name                           Age         Position
         ----                           ---         --------
         Michael G. Docherty            46          Director
         Roy Gibbs                      56          Director

          Michael G. Docherty has served on our board of directors since July 2004. Mr. Docherty is a founding partner of Independent Average Adjusters Ltd., an insurance claims adjusting firm located in Athens, Greece, which he co-founded in 1997. Mr. Docherty has 23 years of international experience handling maritime insurance claims.

          Roy Gibbs has served on our board of directors since July 2004. Mr. Gibbs has been the chief executive officer of Standard Chartered Grindlays Bank, Greece, formerly ANZ Grindlays, since 1992. From 1988 to 1992, Mr. Gibbs was the chief manager of domestic banking at ANZ Grindlays, London. Prior to that he was assistant director for property, construction and shipping at ANZ London. Mr. Gibbs joined National and Grindlays Bank in 1965.

          Audit Committee. The Company's Board of Directors has established an Audit Committee, consisting of three members, which is responsible for reviewing the Company's accounting controls and the appointment of the Company's outside auditors. The Audit Committee currently consists of Messrs. Docherty, Gibbs, and Christopher J. Thomas. As the Company is a foreign private issuer, it is exempt from the corporate governance rules of the Nasdaq National Market, other than the Audit Committee requirement.

          Required Vote. Approval of Proposal One will require the affirmative vote of the plurality of the votes cast by shareholders entitled to vote and voting at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS. PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

                                  PROPOSAL TWO

           AMENDMENT OF THE ARTICLES OF INCORPORATION TO INCREASE THE AUTHORIZED COMMON STOCK TO 100,000,000 SHARES OF COMMON STOCK

          The Board is submitting for approval to amend the Articles of Incorporation of the Company to increase the authorized common stock of the Company to 100,000,000 shares of common stock, $.01 par value per share.

          Due to the recent growth experienced by the Company, it has become necessary to increase the Company's authorized share capital to pursue the Company's business strategy. The Company's authorized share capital currently consists of 50,000,000 shares of common stock, par value $.01 per share ("Common Stock") and 20,000,000 shares of preferred stock, par value $.01 per share ("Preferred Stock"). As of the date hereof, the Company has issued and outstanding:

          o    27,830,990 shares of Common Stock; and

          o    0 shares of Preferred Stock.

          While the Company has no specific plan to issue additional shares of Common Stock, Management believes it is in the best interests of the Company to have available sufficient shares for issuance at the discretion of the Board of Directors to fund future acquisitions and for working capital and general corporate purposes. If the authorized Common Stock is raised, no further shareholder vote will be required to authorize such issuances.

          The Company is not proposing any change in the number of shares of its Authorized Preferred Stock.

          Required Vote. Approval of Proposal Two will require the affirmative vote of the majority of the votes cast by shareholders entitled to vote and voting at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE INCREASE IN AUTHORIZED SHARE CAPITAL OF THE COMPANY TO 100,000,000 COMMON SHARES TO BE AVAILABLE FOR GENERAL CORPORATE PURPOSES.

PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH AUTHORIZATION UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION

          The cost of preparing and soliciting proxies will be borne by the Company. Solicitation will be made primarily by mail, but shareholders may be solicited by telephone, telegraph, or personal contact. The Board of Directors may retain the services of Morrow and Co., for soliciting proxies from those entities holding shares in street name.

EFFECT OF ABSTENTIONS

          Abstentions will not be counted in determining whether Proposals One or Two have been approved.

                                  OTHER MATTERS

          No other matters are expected to be presented for action at the Meeting. Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.



                                                      By Order of the Directors


                                                      Eirini Alexandropoulou
                                                      Secretary






May 26, 2005
Athens, Greece

--------------------------------------------------------------------------------
Annual Meeting Proxy Card
--------------------------------------------------------------------------------

A   Election of Class I Directors

                           For     Withhold
01 - Michael G. Docherty   [_]       [_]

02 - Roy Gibbs             [_]       [_]

B    Issues

The Board of Directors recommends a vote FOR the following proposals.

                               For  Against  Abstain
2.  AMENDMENT OF THE ARTICLES  [_]    [_]     [_]       Mark this box with
    OF INCORPORATION TO                                 an X if you plan to  [_]
    INCREASE THE AUTHORIZED                             the Annual Meeting.
    COMMON STOCK TO
    100,000,000 SHARES OF                               Please disregard if you
    COMMON STOCK.                                       have previously provided
                                                        your consent decision.

By  checking  the  box  to  the      [_]
right,  I  consent  to  future
delivery  of  annual  reports,
proxy statements, prospectuses
and   other    materials   and
shareholder     communications
electronically     via     the
Internet  at a  webpage  which
will  be  disclosed  to me.  I
understand  that  the  Company
may   no   longer   distribute
printed  materials  to me from
any future shareholder meeting
until such consent is revoked.
I understand that I may revoke
my  consent  at  any  time  by
contacting    the    Company's
transfer agent,  Computershare
Investor    Services,     LLC,
Chicago,  IL  and  that  costs
normally    associated    with
electronic  delivery,  such as
usage and telephone charges as
well as any  costs I may incur
in printing documents, will be


C Authorized Signatures - Sign Here - This section must be completed for your instructions to be executed.

NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

Signature 1 - Please keep signature within the box


    --------------------------------------


Signature 2 - Please keep signature within the box


    ---------------------------------------


Date (mm/dd/yyyy)

    /     /
--------------------------

--------------------------------------------------------------------------------
Proxy - Top Tankers Inc.
--------------------------------------------------------------------------------


THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF TOP TANKERS INC.


The undersigned hereby appoints Evangelos J. Pistiolis, Stamatios N. Tsantanis and Eirini Alexandropoulou, and each of them, with power to act without the other and with power of substitution, as proxies and attorneys-in-fact and hereby authorizes them to represent and vote, as provided on the other side, all the shares of TOP Tankers Inc. Common Stock which the undersigned is entitled to vote, and, in their discretion, to vote upon such other business as may properly come before the Annual Meeting of Shareholders of TOP Tankers Inc. to be held June 30, 2005 or any adjournment thereof, with all powers which the undersigned would possess if present at the Meeting.

THIS PROXY WILL BE VOTED AS DIRECTED, OR IF NO DIRECTION IS INDICATED, WILL BE VOTED "FOR" THE PROPOSALS. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

       (Continued, and to be marked, dated and signed, on the other side)





23116.0001 #577949